Record Date for Rights Issue

Shinhan Financial Group (NYSE symbol: SHG) will close its shareholder registry from February 19, 2009 until February 25, 2009 for the purpose of determining its shareholders of record as of February 18, 2009 (the “Record Date”). The shareholders of record as of the Record Date will, subject to applicable laws and regulations, be entitled to subscription rights to subscribe for common shares of Shinhan Financial Group in connection with a proposed rights issue; provided that shareholders (including holders of American depositary shares) in the United States will be entitled to such subscription rights only if they are qualified institutional investors (“QIBs”) as defined in the U.S. Securities Exchange Act of 1934, as amended. For details of the proposed rights issue, see Form 6-K filed with the Securities and Exchange Commission on February 2, 2009.

Disclaimer:

The information contained herein is for informational purposes only and is not intended, and should not be construed, as an offer of securities for sale, or a solicitation of an offer to subscribe for securities being issued in connection with the proposed rights issue in the United States, United Kingdom, European Economic Area, Japan, Hong Kong or Singapore, or in any jurisdiction in which such offer or solicitation is unlawful. Neither the rights nor the common shares to be issued upon the exercise of the rights the “Rights Shares”) have been or will be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws and unless so registered may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and the applicable state securities laws. Accordingly, the Rights Shares will be sold in the United States only to QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act and outside the United States in offshore transactions in reliance on Regulation S of the Securities Act. We do not intend to register any portion of the offering in the United States or to conduct a public offering of the rights or the Rights Shares in the United States.